UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Trident Announces Results of Annual General Meeting

Trident Digital Tech Holdings Ltd (NASDAQ: TDTH) (“Trident” or the “Company”), a Singapore-based catalyst for digital transformation and Web 3.0 activation, today announced that it held its annual general meeting of shareholders (the “AGM”) on December 23, 2025.

At the AGM, the Company’s shareholders:

●	approved and adopted the Second Amended and Restated 2023 Equity Incentive Plan of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on November 20, 2025) to increase the number of shares available for awards from 137,500,000 to 230,191,250;

●	approved that 500,000,000 blank shares be redesignated as 500,000,000 Class C ordinary shares of a par value of US$0.00001 each (the “Re-designation”). Following the Re-designation, the authorised share capital of the Company will be US$50,000.00 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 1,000,000,000 are designated as Class A ordinary shares of a par value of US$0.00001 each, (ii) 3,000,000,000 are designated as Class B ordinary shares of a par value of US$0.00001 each, (iii) 500,000,000 are designated as Class C ordinary shares of a par value of US$0.00001 each and (iv) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of the Company; and

●	approved and adopted the Second Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.4 to the Form 6-K filed by the Company with the Securities and Exchange Commission on November 20, 2025).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: December 23, 2025

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